

February 8, 2012

Via Email
J. Ryan VanWinkle
Chief Financial Officer
Ferrellgas Partners, L.P.
7500 College Boulevard, Suite 1000
Overland Park, KS 66210

> **Re:** **Ferrellgas Partners, L.P.**
> **Ferrellgas Partners Finance Corp.**
> **Ferrellgas, L.P.**
> **Ferrellgas Finance Corp.**
> **Form 10-K for Fiscal Year Ended July 31, 2011**
> **Filed September 26, 2011**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2011**
> **Filed December 9, 2011**
> **File Nos. 001-11331, 000-50183, 000-50182, 333-06693-02**

Dear Mr. VanWinkle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

1. You refer to Adjusted EBITDA to explain the changes in operating income reflected in your GAAP financial statements. In future filings, please revise to provide a discussion and analysis of your financial statements that does not rely on non-GAAP measures to

explain changes in financial statement line items. We note you gave undue prominence to your non-GAAP measures and related supplemental discussions included in Management's Discussion and Analysis of Financial Condition and Results of Operations. Refer to the Instructions to Item 303(a) and Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 47

2. We note that as of July 31, 2011 you met all of your required quarterly financial tests and covenants. In future filings, please discuss the extent of headroom in the financial covenants of your credit facility and public debt and accounts receivable securitization facility in more detail by disclosing the significant financial and other covenants, identifying the levels and ratios required by the covenants, and disclosing your actual levels and ratios corresponding to each covenant.

Item 8. Financial Statements and Supplementary Data

Note B. Summary of significant accounting policies, pages F-7 and F-42

(8) Goodwill, pages F-9 and F-43

3. Please tell us and expand future filings to explain how you determine your reporting units for purposes of your goodwill impairment tests. In your response, please tell us each of your reporting units, the amount of goodwill allocated to each reporting unit, and to the extent that any components have been aggregated, the basis for such aggregation. In addition, If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please advise us and disclose that determination in future filings.

(9) Intangible assets, pages F-9 and F-44

4. We note you amortize your customer lists using the straight-line method over estimated lives of 15 years. Please tell us what consideration was given to using an accelerated method of amortization in reflecting the systematic allocation of the intangible's cost to the periods benefited and how you determined the straight-line method over an estimated life of 15 years was appropriate. Refer to FASB ASC 350-30-35-6.

(11) Revenue recognition, pages F-10 and F-44

5. Please tell us the amount of rental income recognized in each of the periods presented. In future filings please expand your disclosure to indicate the line item that includes rental income or separately disclose income from rentals. See Rule 5-03 of Regulation S-X.

6. Please revise your disclosure to provide a more enhanced discussion of your revenue recognition policies indicating the payment terms, advance payments and/or deposits required, as well as whether services or products are subject to customer acceptance provisions. See SAB Topic 13. In addition, please include your policy for accounting for customer deposits and advances held including the nature of such deposits and advances.

Note L. Contingencies and commitments, pages F-26 and F-59

7. We note your disclosure regarding the class action lawsuit filed in the United States District Court in Kansas. If you are unable to estimate a loss related to this action, please tell us and expand your disclosure in future filings to include a statement that an estimate of the loss cannot be made or disclose the possible loss or range of loss. See FASB ASC 450.

Note M. Employee benefits, pages F-27 and F-60

8. We note you report pension liability as part of accumulated other comprehensive income within the Statements of Partners' Equity. In that regard, explain to us your basis of reporting the liability within accumulated other comprehensive income rather than on the face of the consolidated balance sheets.

Item 11. Executive Compensation, page 72

Compensation Discussion and Analysis, page 72

Base Salary, page 73

9. Please disclose the specific percentage in the Mercer survey data to which you benchmarked your named executive officers' base salaries. See Item 402(b)(2)(xiv) of Regulation S-K.

Discretionary Bonus, page 74

10. Please disclose the specific accomplishments by Messrs. Wambold, VanWinkle and Ferrell for which they were awarded a bonus in fiscal year 2011. The statement that such individuals "exceeded expectations in operational or strategic objectives" is insufficient. See Item 402(b)(2)(vii) of Regulation S-K.

Non-Equity Incentive Plan, page 74

11. Please explain to us how you determined that Messrs. Brown and Koloroutis would each receive $250,000 as a result of achieving an incentive target potential of 80% of 150% of their base salary.

Stock-based and Unit Option Plans, page 76

Ferrell Companies Incentive Compensation Plan, page 76

12. Please disclose whether the ICP Option Committee considered factors in addition to the survey data from Mercer in determining the amount of options granted to your named executive officers on July 19, 2011 and disclose the specific factors if any were considered. Additionally, if the ICP Option Committee benchmarked to a specific range within the survey data (e.g., between 25% and 75%), then please disclose such range. Please also disclose the date of the semi-annual valuation that resulted in an exercise price of $23.95 per share. See Item 402(b)(1)(v) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended October 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

13. We note the statement on page 35 that "weather in the more highly concentrated geographic areas we serve that was approximately 10% colder than that of the prior year." You identify this factor as contributing to the increase in your sales volume for the three months ended October 31, 2011, and we assume that it positively impacted your gross margin as well. We also note the statement by Mr. Wambold during your fiscal 2012 first quarter earning call that "weather was 17% warmer than normal in the quarter," and he cited this increased temperature as a factor that negatively impacted your gross margin. Please reconcile these two statements for us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney, at (202) 551-3427 or me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief